Via Facsimile and U.S. Mail
Mail Stop 6010

July 26, 2007

Mr. James G. Jennings, III
21st Century Holding Company
3661 West Oakland Park Blvd. Suite 300
Lauderdale Lakes, FL 33311

Re: 21st Century Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 0-25001

Dear Mr. Jennings:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   Your disclosure throughout the filing focuses on hurricanes in 2004 and 2005. Please provide us, in disclosure-type format, a discussion of hurricanes or other insurable events that occurred in 2006 and discuss the effect of that those events had on your historical results of operations and liquidity and are reasonably likely to have on your future results operations and liquidity.

Critical Accounting Policies, page 40

2.   We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent

and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a. Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented. Please separately disclose your IBNR and case reserves for each period presented.

b. You disclose that management utilized various actuarial methodologies. Please describe the specific methods you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:
   1. Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.
   2. Identifies the unique development characteristics of each material short-tail and long-tail line of business
   3. Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.
   4. Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.

c. Describe management's policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.
   1. If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.
   2. When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

d. It appears that you have significantly revised your provision for losses of insured events of prior years. Please provide the following to explain the reasons for your change in estimate for you homeowners' property and casualty, automobile and commercial general liability lines of business.
   1. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

2. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

e. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. We note that you discuss frequency and severity as two factors that affect your unpaid losses and LAE estimates. In addition please disclose the following:

1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

2. Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

f. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Contractual Obligations, page 56

3. You have not included your reserve for unpaid losses and LAE in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company. In addition, it appears that scheduled interest payments on your subordinated are excluded as well. Please refer to section IV of Financial Reporting Release 72. Due to the significant nature of these liabilities to your business, we believe that the inclusion of these obligations in the contractual obligation table will provide investors increased disclosure of your liquidity. Please provide us, in disclosure-type format, a revised contractual obligation table which includes these obligations.

Notes to Consolidated Financial Statements

Note 3. Investments, page 81

4. Please provide us, in disclosure-type format, the aging of your unrealized investment losses by investment class as required by EITF 03-01.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant